SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                SENTO CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.25 PER SHARE
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                         (Title of Class of Securities)

                                    816918205
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                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                      Sichenzia Ross Friedman Ference LLP,
                             61 Broadway, 32nd Floor
                    New York, New York 10006; (212) 981-6767
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2007
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

-------------------                                          -------------------
CUSIP No. 816918205                    13D                   Page 2 of 4 Pages
-------------------                                          -------------------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Kenneth Greene
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*                             PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
----------------------- ----- --------------------------------------------------
                          7   SOLE VOTING POWER
   NUMBER OF SHARES                                                      231,050
                        ----- --------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                                                          425,580
                        ----- --------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                                                          231,050
                        ----- --------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                                                         425,580
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          656,630
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.74%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D amended and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 16, 2007 (the "Original Schedule 13D") by Kenneth Greene. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented as follows:

         Mr. Greene used his own personal funds to purchase the securities referred to in this Schedule. The total aggregate value of the securities as of the date of this Schedule is $73,000.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented as follows:

         As of December 3, 2007, Mr. Greene acquired the securities referred to in this Schedule for investment purposes.

         Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, Mr. Greene may acquire shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. Mr. Greene may dispose of shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, Mr. Greene has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of December 3, 2007, Mr. Greene beneficially owned 656,630 shares or 15.74% of the Issuer's common stock. The percentage of the Issuer's common stock held by Mr. Greene is based upon 4,170,026 shares of common stock outstanding as of March 30, 2007, as reported in the Issuer's Definitive Schedule 14A filed with the Securities and Exchange Commission on April 9, 2007, the last publicly available report setting forth the number of shares of the Issuer's common stock outstanding. Mr. Greene has the sole power to vote or dispose of 231,050 shares held in his name. The remaining 372,480 shares are held as follows: (i) 170,000 shares by Gladys Greene, Mr. Greene's mother, (ii) 90,000 shares held by Stacie Greene, Mr. Greene's wife, (iii) 39,700 shares held by Mr. Greene as custodian under the NYUGMA for Colby Greene, Mr. Greene's daughter, (iv) 35,000 shares held by Mr. Greene as custodian under the NYUGMA for Grant Greene, Mr. Greene's son (v) 20,000 shares held by Mr. Greene as custodian under the NYUGMA for Savannah Greene, Mr. Greene's daughter (vi) 10,000 shares held by Mr. Greene as custodian under the NYUGMA for Jackson Greene, Mr. Greene's son (vii) 3,780 shares held by Mr. Greene as custodian under the NYUGMA for Dara Sneddon, Mr. Greene's goddaughter, (viii) 3,000 shares held by Mr. Greene as custodian under the NYUGMA for Zachary Strauss, Mr. Greene's godson (ix) 39,100 shares held by Mr. Greene as trustee under the Shirley Negrin Living Trust (x) 7,500 shares held under a power-of-attorney held by Mr. Greene's wife for Shirley Negrin as custodian under the NYUGMA for Lea Negrin and (xi) 7,500 shares held under a power-of-attorney held by Mr. Greene's wife for Shirley Negrin as custodian under the NYUGMA for Harmony Negrin.

         The shares held by the persons set forth in (i) through (xi) above may, for purposes of Section 13(d) of the Exchange Act, been deemed to be beneficially owned by Mr. Greene. Mr. Greene, for purposes of Section 13(d) of the Exchange Act, disclaims beneficial ownership of any shares of Common Stock or held by the persons set forth in (i) through (xi) above.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



December 3, 2007                                      /s/ Kenneth Greene
                                                      ------------------------
                                                      Kenneth Greene